UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                 ICF KAISER INTERNATIONAL, INC.
                       (Name of Issuer)

            Common Stock, par value $0.01 per share
                 (Title of Class of Securities)

                          449244 10 2
                        (CUSIP Number)

                       JOHN E. LANGE, ESQ.
             Paul, Weiss, Rifkind, Wharton & Garrison
                  1285 Avenue of the Americas
                 New York, New York 10019-6064
                   Tel. No.:  (212) 373-3000
            (Name, Address and Telephone Number of
             Person Authorized to Receive Notices
                     and Communications)

                        January 11, 1994
            (Date of Event which Requires Filing of
                       this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           Page 1 of 55 Pages

                       Exhibit Index on Page 41

                               SCHEDULE 13D

CUSIP No. 449244 10 2                           Page 2 of 55 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         FIMA Finance Management Inc. (no S.S. or I.R.S. Identification No.)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
                                                               (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
            British Virgin Islands

                     7   SOLE VOTING POWER
                               0

   NUMBER OF         8   SHARED VOTING POWER 2,680,952 (All of these shares
     SHARES              represent Common Stock into which warrants are
BENEFICIALLY OWNED       exercisable. See Items 4 and 5.)
BY EACH REPORTING
     PERSON          9   SOLE DISPOSITIVE POWER
      WITH                     0

                    10 SHARED DISPOSITIVE POWER 2,680,952 (All of these shares represent Common Stock into which warrants are exercisable. See Items 4 and 5.)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,680,952 (All of these shares represent Common Stock into which warrants are exercisable. See Items 4 and 5.)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.37% (assuming the exercise of all warrants beneficially owned by the Reporting Person, and no conversion or exercise of any other options or securities of the Issuer into Common Stock. See Item 5.)

14   TYPE OF REPORTING PERSON
            CO

                               SCHEDULE 13D

CUSIP No. 449244 10 2                           Page 3 of 55 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         IFINT-USA Inc. (I.R.S. No. 13-3680801)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
                                                               (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

                     7   SOLE VOTING POWER
                               0
   NUMBER OF
     SHARES          8   SHARED VOTING POWER
BENEFICIALLY OWNED             0
BY EACH REPORTING
     PERSON          9   SOLE DISPOSITIVE POWER
      WITH                     0

                    10   SHARED DISPOSITIVE POWER
                               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0
14   TYPE OF REPORTING PERSON
             CO

                               SCHEDULE 13D

CUSIP No. 449244 10 2                           Page 4 of 55 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Preasepe IV B.V. (No S.S. or I.R.S. Identification No.)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
                                                               (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Netherlands

                     7   SOLE VOTING POWER
                               0
   NUMBER OF
     SHARES          8   SHARED VOTING POWER
BENEFICIALLY OWNED             0
BY EACH REPORTING
     PERSON          9   SOLE DISPOSITIVE POWER
      WITH                     0

                    10   SHARED DISPOSITIVE POWER
                               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0
14   TYPE OF REPORTING PERSON
             CO

                               SCHEDULE 13D

CUSIP No. 449244 10 2                           Page 5 of 55 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         IFINT Societe Anonyme (no S.S. or I.R.S. Identification No.)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
                                                               (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Luxembourg

                     7   SOLE VOTING POWER
                               0

   NUMBER OF         8   SHARED VOTING POWER 2,680,952 (All of these shares
     SHARES              represent Common Stock into which warrants are
BENEFICIALLY OWNED       exercisable. See Items 4 and 5.)
BY EACH REPORTING
     PERSON          9   SOLE DISPOSITIVE POWER
      WITH                     0

                    10 SHARED DISPOSITIVE POWER 2,680,952 (All of these shares represent Common Stock into which warrants are exercisable. See Items 4 and 5.)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,680,952 (All of these shares represent Common Stock into which warrants are exercisable. See Items 4 and 5.)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.37% (assuming the exercise of all warrants beneficially owned by the Reporting Person, and no conversion or exercise of any other options or securities of the Issuer into Common Stock. See Item 5.)

14   TYPE OF REPORTING PERSON
            CO

                               SCHEDULE 13D

CUSIP No. 449244 10 2                           Page 6 of 55 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Istituto Finanziario Industriale S.p.A. (no S.S. or I.R.S. Identification No.)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
                                                               (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Italy

                     7   SOLE VOTING POWER
                               0

   NUMBER OF         8   SHARED VOTING POWER 2,680,952 (All of these shares
     SHARES              represent Common Stock into which warrants are
BENEFICIALLY OWNED       exercisable. See Items 4 and 5.)
BY EACH REPORTING
     PERSON          9   SOLE DISPOSITIVE POWER
      WITH                     0

                    10 SHARED DISPOSITIVE POWER 2,680,952 (All of these shares represent Common Stock into which warrants are exercisable. See Items 4 and 5.)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,680,952 (All of these shares represent Common Stock into which warrants are exercisable. See Items 4 and 5.)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.37% (assuming the exercise of all warrants beneficially owned by the Reporting Person, and no conversion or exercise of any other options or securities of the Issuer into Common Stock. See Item 5.)

14   TYPE OF REPORTING PERSON
            CO

                               SCHEDULE 13D

CUSIP No. 449244 10 2                           Page 7 of 55 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Giovanni Angelli & C. S.a.a. (no S.S. or I.R.S. Identification No.)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
                                                               (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Italy

                     7   SOLE VOTING POWER
                               0

   NUMBER OF         8   SHARED VOTING POWER 2,680,952 (All of these shares
     SHARES              represent Common Stock into which warrants are
BENEFICIALLY OWNED       exercisable. See Items 4 and 5.)
BY EACH REPORTING
     PERSON          9   SOLE DISPOSITIVE POWER
      WITH                     0

                    10 SHARED DISPOSITIVE POWER 2,680,952 (All of these shares represent Common Stock into which warrants are exercisable. See Items 4 and 5.)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,680,952 (All of these shares represent Common Stock into which warrants are exercisable. See Items 4 and 5.)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.37% (assuming the exercise of all warrants beneficially owned by the Reporting Person, and no conversion or exercise of any other options or securities of the Issuer into Common Stock. See Item 5.)

14   TYPE OF REPORTING PERSON
            PN

                               SCHEDULE 13D

CUSIP No. 449244 10 2                           Page 8 of 55 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Giovanni Angelli (no S.S. or I.R.S. Identification No.)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
                                                               (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Italy

                     7   SOLE VOTING POWER
                               0

   NUMBER OF         8   SHARED VOTING POWER 2,680,952 (All of these shares
     SHARES              represent Common Stock into which warrants are
BENEFICIALLY OWNED       exercisable. See Items 4 and 5.)
BY EACH REPORTING
     PERSON          9   SOLE DISPOSITIVE POWER
      WITH                     0

                    10 SHARED DISPOSITIVE POWER 2,680,952 (All of these shares represent Common Stock into which warrants are exercisable. See Items 4 and 5.)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,680,952 (All of these shares represent Common Stock into which warrants are exercisable. See Items 4 and 5.)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.37% (assuming the exercise of all warrants beneficially owned by the Reporting Person, and no conversion or exercise of any other options or securities of the Issuer into Common Stock. See Item 5.)

14   TYPE OF REPORTING PERSON
            IN

                               SCHEDULE 13D

CUSIP No. 449244 10 2                           Page 9 of 55 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Umberto Agnelli (no S.S. or I.R.S. Identification No.)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
                                                               (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Italy

                     7   SOLE VOTING POWER
                               0

   NUMBER OF         8   SHARED VOTING POWER 2,680,952 (All of these shares
     SHARES              represent Common Stock into which warrants are
BENEFICIALLY OWNED       exercisable. See Items 4 and 5.)
BY EACH REPORTING
     PERSON          9   SOLE DISPOSITIVE POWER
      WITH                     0

                    10 SHARED DISPOSITIVE POWER 2,680,952 (All of these shares represent Common Stock into which warrants are exercisable. See Items 4 and 5.)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,680,952 (All of these shares represent Common Stock into which warrants are exercisable. See Items 4 and 5.)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.37% (assuming the exercise of all warrants beneficially owned by the Reporting Person, and no conversion or exercise of any other options or securities of the Issuer into Common Stock. See Item 5.)

14   TYPE OF REPORTING PERSON
            IN

                               SCHEDULE 13D

CUSIP No. 449244 10 2                           Page 10 of 55 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Giovanni Nasi (no S.S. or I.R.S. Identification No.)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
                                                               (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Italy

                     7   SOLE VOTING POWER
                               0

   NUMBER OF         8   SHARED VOTING POWER 2,680,952 (All of these shares
     SHARES              represent Common Stock into which warrants are
BENEFICIALLY OWNED       exercisable. See Items 4 and 5.)
BY EACH REPORTING
     PERSON          9   SOLE DISPOSITIVE POWER
      WITH                     0

                    10 SHARED DISPOSITIVE POWER 2,680,952 (All of these shares represent Common Stock into which warrants are exercisable. See Items 4 and 5.)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,680,952 (All of these shares represent Common Stock into which warrants are exercisable. See Items 4 and 5.)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.37% (assuming the exercise of all warrants beneficially owned by the Reporting Person, and no conversion or exercise of any other options or securities of the Issuer into Common Stock. See Item 5.)

14   TYPE OF REPORTING PERSON
            IN

                               SCHEDULE 13D

CUSIP No. 449244 10 2                           Page 11 of 55 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Gianluigi Gabetti (S.S. No. ###-##-####)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
                                                               (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Italy

                     7   SOLE VOTING POWER
                               0

   NUMBER OF         8   SHARED VOTING POWER 2,680,952 (All of these shares
     SHARES              represent Common Stock into which warrants are
BENEFICIALLY OWNED       exercisable. See Items 4 and 5.)
BY EACH REPORTING
     PERSON          9   SOLE DISPOSITIVE POWER
      WITH                     0

                    10 SHARED DISPOSITIVE POWER 2,680,952 (All of these shares represent Common Stock into which warrants are exercisable. See Items 4 and 5.)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,680,952 (All of these shares represent Common Stock into which warrants are exercisable. See Items 4 and 5.)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.37% (assuming the exercise of all warrants beneficially owned by the Reporting Person, and no conversion or exercise of any other options or securities of the Issuer into Common Stock. See Item 5.)

14   TYPE OF REPORTING PERSON
            IN

                               SCHEDULE 13D

CUSIP No. 449244 10 2                           Page 12 of 55 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Cesare Romiti (no S.S. or I.R.S. Identification No.)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
                                                               (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Italy

                     7   SOLE VOTING POWER
                               0

   NUMBER OF         8   SHARED VOTING POWER 2,680,952 (All of these shares
     SHARES              represent Common Stock into which warrants are
BENEFICIALLY OWNED       exercisable. See Items 4 and 5.)
BY EACH REPORTING
     PERSON          9   SOLE DISPOSITIVE POWER
      WITH                     0

                    10 SHARED DISPOSITIVE POWER 2,680,952 (All of these shares represent Common Stock into which warrants are exercisable. See Items 4 and 5.)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,680,952 (All of these shares represent Common Stock into which warrants are exercisable. See Items 4 and 5.)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.37% (assuming the exercise of all warrants beneficially owned by the Reporting Person, and no conversion or exercise of any other options or securities of the Issuer into Common Stock. See Item 5.)

14   TYPE OF REPORTING PERSON
            IN

CUSIP NO.   449244 10 2                                       Page 13 of 55

              Amendment No. 2 to Schedule 13D

          This Amendment No. 2 amends and restates, in its entirety, the Schedule 13D dated January 14, 1991 (the "Original Statement"), as amended by Amendment No. 1 thereto dated January 13, 1992 (the "First Amended Statement") (the Original Statement, as amended by the First Amended State-ment and as amended and restated hereby, shall be known as the "Statement") with respect to the Common Stock, par value $0.01 per share, of ICF Kaiser International, Inc., a Delaware corporation.

Item 1.   Security and Issuer.

          This Statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of ICF Kaiser
International, Inc., a Delaware corporation (the "Issuer").
The Issuer was formerly known as ICF International, Inc.
and, prior thereto, as American Capital and Research
Corporation. The address of the Issuer's principal executive office is:

               ICF Kaiser International, Inc.
               9300 Lee Highway
               Fairfax, VA  22031-1207

          Effective June 27, 1992, the Issuer reclassified all of the outstanding shares of its Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") and
Class B Common Stock, par value $0.01 per share (the

CUSIP NO.   449244 10 2                                       Page 14 of 55

"Class B Common Stock") into a single class of Common Stock.
Each share of Common Stock is entitled to one vote.

Item 2.   Identity and Background.

          This Statement is being filed by:  (i) FIMA
Finance Management Inc., a British Virgin Islands corpora-tion ("FIMA"); (ii) IFINT-USA Inc., a Delaware corporation ("IFINT-USA") (IFINT-USA and FIMA sometimes hereinafter being referred to each as a "Purchaser," and collectively as the "Purchasers"); (iii) PREASEPE IV B.V., a Netherlands corporation ("PREASEPE"), which is the holder of all of the issued and outstanding capital stock of IFINT-USA;
(iv) IFINT Societe Anonyme, a Luxembourg corporation ("IFINT"), which is the holder of all of the issued and outstanding capital stock of FIMA and PREASEPE; (v) Istituto Finanziario Industriale S.p.A., an Italian corporation ("IFI"), which for purposes of the Securities Exchange Act of 1934, as amended (the "Act"), is deemed to control IFINT;
(vi) Giovanni Agnelli & C. S.a.a., an Italian limited partnership represented by shares ("GA"), which for purposes of the Act is deemed to control IFI; and (vii) Messrs. Giovanni Agnelli, Umberto Agnelli, Giovanni Nasi, Gianluigi Gabetti and Cesare Romiti, the General Partners of GA, who for the purposes of the Act are deemed to control GA (all

CUSIP NO.   449244 10 2                                       Page 15 of 55


such persons in (i) through (vii) being hereinafter referred to as the "Reporting Persons").

          FIMA

          The present principal business activity of FIMA is as an investment holding company with investments in various industries in the United States and other countries.

          The address of FIMA's principal business and principal office is:

               FIMA Finance Management Inc.
               Wickhams Cay
               Road Town
               Tortola, British Virgin Islands

          IFINT-USA

          The present principal business activity of IFINT-USA is as a holding company of some of IFINT's indirect subsidiaries and investments in the United States.

          The address of IFINT-USA's principal business and principal office is:

               IFINT-USA Inc.
               375 Park Avenue
               New York, New York  10152

          PREASEPE

          The principal business activity of PREASEPE is as an investment holding company for various investments in which IFINT holds an indirect interest, including all of the capital stock of IFINT-USA. As the result of a corporate reorganization effected in 1992 and 1993, the stock of

CUSIP NO.   449244 10 2                                       Page 16 of 55

IFINT-USA was transferred from Mirovoy Global Parts B.V. to
PREASEPE.
          The address of PREASEPE's principal business and principal office is:

               PREASEPE IV B.V.
               Pieter de Hoochstraat 42
               1071 EG Amsterdam-Z
               Amsterdam, Netherlands

          A change of PREASEPE's name to IFINT International
B.V. is currently pending.

          IFINT

          The present principal business activity of IFINT is to invest and hold participations in selected industries through substantial direct or indirect equity participations in companies that have a leading position in their respec-tive industries.

          The address of IFINT's principal business and principal office is:

               IFINT Societe Anonyme
               2 Boulevard Royal
               Luxembourg

          IFI

          The present principal business activity of IFI is as a holding company. It also provides financial and organizational assistance to the companies in which it has a direct or indirect controlling interest. Such companies include FIMA, IFINT-USA, PREASEPE, IFINT, and a variety of

CUSIP NO.   449244 10 2                                       Page 17 of 55

companies involved in diverse areas of business, including, but not limited to, automobile manufacturing, construction material manufacturing, publishing, retailing and financial investments.
          The address of IFI's principal business and principal office is:
               Istituto Finanziario Industriale S.p.A.
               Via Carlo Marenco, 25
               Torino, Italy

          GA
          The present principal business activity of GA is to ensure the cohesion and continuity of the management of its controlling interest in IFI.
          The address of GA's principal business and principal office is:
               Giovanni Agnelli & C. S.a.a.
               Via del Carmine, 2
               Torino, Italy

          Schedule A to this Statement, which is attached hereto and incorporated herein by reference, sets forth the citizenship, business address and present principal occupa-tion or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of Messrs. Giovanni Agnelli, Umberto Agnelli, Giovanni Nasi, Gianluigi Gabetti and Cesare Romiti and each executive officer and director of FIMA, IFINT-USA, PREASEPE, IFINT and IFI.

CUSIP NO.   449244 10 2                                       Page 18 of 55

          None of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any person listed on Schedule A who is not a Reporting Person has been convic-ted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

          None of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any person listed on Schedule A who is not a Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

Item 3.   Source and Amount of Funds or Other Consideration

          On January 14, 1991, pursuant to the Securities Purchase Agreement entered into by and among FIMA, IFINT-USA and the Issuer, dated as of December 20, 1990 (the "Securities Purchase Agreement"), a copy of which is filed as Exhibit 3 to the Statement and is incorporated herein by reference, (i) FIMA acquired warrants ("the Tranche 1 Warrants") to purchase 2,173,913 shares of Class B Common Stock, subject to adjustment, for an aggregate purchase

CUSIP NO.   449244 10 2                                       Page 19 of 55

price of $50,000; (ii) IFINT-USA acquired 250 shares of Series 2A Preferred Stock, par value $0.01 per share (the "Series 2A Preferred Stock") for an aggregate purchase price of $24,590,000; and (iii) the Purchasers acquired an option (the "Tranche 2 Option") to purchase (a) 250 shares of Series 2B Senior Preferred Stock, par value $0.01 per share (the "Series 2B Preferred Stock"), and (b) a warrant or warrants to purchase a number of shares of Class B Common stock to be determined in accordance with the provisions of the Securities Purchase Agreement for an aggregate purchase price of $10,000, paid by IFINT-USA.

          FIMA funded its acquisition of the Tranche 1
Warrants by working capital. IFINT-USA funded its acquisition of the Series 2A Preferred Stock by a loan from UNIFIN B.V., a Netherlands limited liability company and an indirectly fully controlled subsidiary of IFINT. The loan is payable in nine (9) equal annual installments commencing on December 31, 1994 and ending on December 31, 2002, at an annual interest rate of 10.4% beginning on December 31, 1991. A copy of the Note evidencing the loan is filed as
Exhibit 2 to the Statement. IFINT-USA prepaid such Note in October, 1992 out of equity funds available to IFINT-USA.
IFINT-USA funded the acquisition of the Tranche 2 Option by working capital.

          On January 13, 1992, pursuant to Amendment No. 1 to Securities Purchase Agreement, entered into by and among FIMA, IFINT-USA and the Issuer ("Amendment No. 1"), dated

CUSIP NO.   449244 10 2                                       Page 20 of 55

January 13, 1992, a copy of which is filed as Exhibit 21 to the Statement, (i) IFINT-USA exchanged the 250 shares of Series 2A Preferred Stock for 250 shares of the Issuer's Series 2C Senior Preferred Stock (the "Series 2C Preferred Stock"); (ii) FIMA exchanged the Tranche 1 Warrants for new warrants (the "New Tranche 1 Warrants") to purchase in the aggregate 2,976,190 shares of the Class B Common Stock, subject to adjustment; and (iii) the Purchasers exercised the Tranche 2 Option, as amended by Amendment No. 1, whereupon FIMA purchased warrants (the "Tranche 2 Warrants") to purchase 2,680,952 shares of Class A Common Stock, for an aggregate purchase price of $300,000, and IFINT-USA purchased 200 shares of Series 2D Preferred Stock (the "Series 2D Preferred Stock") for an aggregate purchase price of $19,700,000.

          FIMA funded its acquisition of the Tranche 2
Warrants by working capital. IFINT-USA funded its acquisition of the 200 shares of Series 2D Preferred Stock by a loan from UNIFIN B.V. The loan is payable in nine (9) equal annual installments commencing on December 31, 1995 and ending on December 31, 2003 at an annual interest rate of 9.5% beginning on March 31, 1992. A copy of the Note evidencing the loan is filed as Exhibit 20 to the Statement. IFINT-USA prepaid such Note in October, 1992 out of equity funds available to IFINT-USA.

          On January 11, 1994 (the "Repurchase Closing
Date"), pursuant to Amendment No. 2 to Securities Purchase

CUSIP NO.   449244 10 2                                       Page 21 of 55

Agreement entered into by and among FIMA, IFINT-USA and the Issuer ("Amendment No. 2"), dated October 27, 1993, a copy of which is attached hereto as Exhibit 27 and incorporated herein by reference, (i) the 250 shares of Series 2C
Preferred Stock held by IFINT-USA and the New Tranche 1
Warrants held by FIMA (the "Repurchased Securities") were repurchased by the Issuer; and (ii) the Tranche 2 Warrants held by FIMA were exchanged for warrants (the "Replacement
Tranche 2 Warrants") to purchase in the aggregate 2,680,952 shares of Common Stock, subject to adjustment.

          On the Repurchase Closing Date, the Issuer paid to the Purchasers an aggregate purchase price of $26,562,500 for the Repurchased Securities, together with accrued and unpaid dividends of $2,523,341.48 on the Series 2C Preferred Stock and the Series 2D Preferred Stock through the Repurchase Closing Date. Payment of the purchase price for the Repurchased Securities was made out of proceeds from the Issuer's underwritten public offering of Senior Subordinated Notes (the "ICFKI Notes") and warrants.

Item 4.   Purpose of Transaction.

          Purchase of Preferred Stock and Warrants.  The
Purchasers acquired the New Tranche 1 Warrants, the
Tranche 2 Warrants, the Replacement Tranche 2 Warrants, the shares of Series 2C Preferred Stock and the shares of Series
2D Preferred Stock for investment purposes.

CUSIP NO.   449244 10 2                                       Page 22 of 55


          Certain Terms of the Series 2D Preferred Stock. The Series 2D Preferred Stock has the designations, powers, preferences and rights specified in the Certificate of Designations of Series 2D Senior Preferred Stock (the "Series 2D Certificate of Designations"), which was filed in the Office of the Secretary of State of Delaware on January 13, 1992, a copy of which is filed as Exhibit 25 to the Statement. The following summary of certain provisions of the Series 2D Certificate of Designations is not intended to be complete and is qualified in its entirety by reference to Exhibit 25.

          The Series 2D Preferred Stock pays cumulative dividends of $9,750 per $100,000 of liquidation preference per year, payable quarterly. The holders of Series 2D Preferred Stock are entitled to receive a liquidation preference equal to $100,000 plus accrued but unpaid dividends per share of Series 2D Preferred Stock upon any voluntary or involuntary liquidation, dissolution or winding up of the issuer. The Issuer is obligated to redeem all shares of Series 2D Preferred Stock outstanding on January 13, 1997, for the full liquidation preference amount, plus accrued and unpaid dividends thereon to the redemption date. In addition, upon a proposal for or the occurrence of a Change in Control Event, the Initial Holder (both of the capitalized terms have the meanings as defined in the Series 2D Certificate of Designations), of the shares

CUSIP NO.   449244 10 2                                       Page 23 of 55

of Series 2D Preferred Stock has the option to require the Issuer to redeem all or part of its shares at a redemption price of $100,000 per share, plus accrued and unpaid dividends thereon to the redemption date.

          The Issuer at any time and at its option may redeem all, but not less than all, of the shares of Series 2D Preferred Stock at a redemption price of $106,250 per share, plus accrued and unpaid dividends thereon to the redemption date.

          If, as of the date the Issuer elects to redeem the shares of Series 2D Preferred Stock, an Initial Holder owns any Replacement Tranche 2 Warrants, then the holder of such shares may elect to receive, in lieu of the applicable redemption price described above, consideration per share equal to (i) cash in the amount of $106,249.99, and (ii) one share of a new series of preferred stock, par value $0.01 per share (the "Series XD Preferred Stock"), to be created pursuant to a Certificate of Designations in the form attached as Exhibit A to the Series 2D Certificate of Designations (the "Series XD Certificate of Designations"). No dividends will be payable with respect to shares of Series XD Preferred Stock. The liquidation preference for such shares will be $0.01 per share. Holders of shares of Series XD Preferred Stock will be entitled to vote together with holders of the Issuer's Common Stock on all matters to be voted on by the Issuer's shareholders. The number of

CUSIP NO.   449244 10 2                                       Page 24 of 55

votes entitled to be cast by holders of such shares of Series XD Preferred Stock is determined separately with respect to each holder in accordance with formulae set forth in the Series XD Certificate of Designations. No holder of shares of Series XD Preferred Stock may transfer any such shares unless such shares are transferred to a Purchaser Affiliate, as defined in the Securities Purchase Agreement. The Issuer must redeem all outstanding shares of Series XD Preferred Stock at a redemption price per share equal to the aggregate liquidation preference of such shares on the first to occur of (A) January 13, 1997 or (B) the date upon which an Initial Holder does not hold any Replacement Tranche 2 Warrants.

          The Issuer also has a one-time right to redeem all outstanding shares of Series 2D Preferred Stock, each share in exchange for (i) a subordinated debt security (the "Exchange Note") with an aggregate principal amount of $99,999.99 and a minimum interest rate of 9.75%, in the form attached as Exhibit B to the Series 2D Certificate of Designations, bearing interest at a rate that would preserve the after-federal income tax return on dividends on the Series 2D Preferred Stock, (ii) cash in an amount equal to all accrued and unpaid dividends on the Series 2D Preferred Stock, and (iii) one share of a new series of preferred stock, par value $0.01 per share (the "Series YD Preferred

CUSIP NO.   449244 10 2                                       Page 25 of 55

Stock"), of the Issuer to be created pursuant to a Certificate of Designations in the form attached as Exhibit C to the Series 2D Certificate of Designations (the "Series YD Certificate of Designations"). No dividends will be payable with respect to shares of Series YD Preferred Stock. The liquidation preference for such shares will be $0.01 per share. The Issuer may at any time and at its option redeem all, but not less than all, the shares of Series YD Preferred Stock at a redemption price of $0.01 per share.

          The Issuer has mandatory redemption obligations to: (i) redeem all shares of Series YD Preferred Stock outstanding on January 13, 1997 for the full liquidation preference amount, (ii) redeem all or part of the Initial Holder's Series YD Preferred Stock for the liquidation preference amount if the Initial Holder exercises his redemption option upon the proposal or occurrence of a Change in Control Event, (iii) concurrently redeem all outstanding Exchange Notes when Series YD Preferred Stock is redeemed, and (iv) redeem and purchase outstanding shares of Series YD Preferred Stock pursuant to the Securities Purchase Agreement. If the holder of such redeemed
Series YD Preferred Stock is an Initial Holder and also holds any outstanding Replacement Tranche 2 Warrants, then such holder shall receive, for each share of Series YD

CUSIP NO.   449244 10 2                                       Page 26 of 55

Preferred Stock redeemed, a share of Series XD Preferred
Stock. Shares of Series YD Preferred Stock may not be transferred separately from their corresponding Exchange
Notes.

          In the event the Issuer is in arrears with respect to any dividend payable on the Series 2D Preferred Stock for a period in excess of 100 days or fails to make a mandatory redemption, the holders of Series 2D Preferred Stock will have the exlusive right to elect two additional directors. In addition, until such an arrearage or failure to make a mandatory redemption is cured, if 33% or more of the then outstanding Series 2D Preferred Stock (or securities issued in exchange therefor) is held by an Initial Holder, the Issuer becomes subject to certain restrictive covenants. Such covenants would prohibit the Issuer from, among other things: disposing of assets for consideration of more than $1 million in a single transaction; entering into mergers; making acquisitions; guaranteeing any obligation in excess of $1 million; or incurring indebtedness other than as permitted pursuant to the Indenture governing the ICFKI Notes without the consent of such Initial Holder.

          As provided in the Certificate of Designations of Series 2D Preferred Stock, during such time as the Tranche 2 Warrants are still outstanding and held by an Initial Holder, shares of Series 2D Preferred Stock are entitled to the same number of votes as the Common Stock which would be issued upon the exercise of the Tranche 2 Warrants, provided that the shares of the Series 2D Preferred Stock will not at any time be entitled to more than 2,380,952 votes in the aggregate.

CUSIP NO.   449244 10 2                                       Page 27 of 55


          Certain Terms of Replacement Tranche 2
Warrants. The Replacement Tranche 2 Warrants have the terms specified in the Replacement Tranche 2 Warrant Certificate (the "Replacement Tranche 2 Warrant Certificate"), a copy of which is filed herewith as Exhibit 28 and incorporated herein by reference. The summary contained herein of certain provisions of the Replacement Tranche 2 Warrant certificate is not intended to be complete and is qualified in its entirety by reference to Exhibit 28.

          Unless earlier exercised, the Replacement
Tranche 2 Warrants expire on January 13, 1997, subject to adjustment. The exercise price for the Replacement
Tranche 2 Warrants is $6.90 per share, subject to adjustment.
In addition, the holder of the Replacement Tranche 2 Warrants will be able, in lieu of exercising such warrants, to require the Issuer to issue to such holder Common Stock with an aggregate market value equal to the difference between the then current market price for the Common Stock and 90% of the exercise price of the Replacement Tranche 2 Warrants then in effect, multiplied by the number of Replacement Tranche 2 Warrants

CUSIP NO.   449244 10 2                                       Page 28 of 55

for which the holder is requiring such issuance. In addition, on the expiration date of the Replacement
Tranche 2 Warrants, the holder of such warrants will be able, in lieu of exercising the warrants or having Common Stock issued as described in the preceding sentence, to require the Issuer to pay it cash in the amount of the difference between the then current market price for the Common Stock and the exercise price of the Replacement Tranche 2 Warrants then in effect, multiplied by the number of Replacement Tranche 2 Warrants for which the holder is requiring such payment. In the event that the Issuer cannot make such cash payment without violating a covenant or covenants contained in any agreement relating to indebtedness for borrowed money of the Issuer, the Issuer shall make such payment in Common Stock as described above.

          Pursuant to Amendment No. 1, the Purchasers were required to abstain from voting the first 300,000 (subject to adjustment) shares of Common Stock issued upon exercise of the Tranche 2 Warrants, or vote such shares proportionally in the same manner as all other votes cast by the shareholders of the Issuer. Pursuant to Amendment No. 2, this restriction was eliminated. Therefore, the shares of the Common Stock into which the Replacement Tranche 2 Warrants are exercisable will be entitled to 2,680,952 votes (one vote per share) upon such exercise.

CUSIP NO.   449244 10 2                                       Page 29 of 55

          Terms of Repurchased Securities.  The Series 2C
Preferred Stock had the designations, powers, preferences and rights specified in the Certificate of Designations of Series 2C Senior Preferred Stock, which was filed in the Office of the Secretary of State of Delaware on January 13,
1992, a copy of which is filed as Exhibit 22 to the Statement. The New Tranche 1 Warrants had the terms specified in the New Tranche 1 Warrant Certificate, a copy of which is filed as Exhibit 23 to the Statement.

          Acquisition of Additional Securities. The provisions of the Securities Purchase Agreement restrict future acquisitions of additional voting securities of the Issuer (the "Voting Securities") by the Purchasers or any of their affiliates. During the period beginning on December 20, 1990 and ending on the earlier of
(i) December 20, 1995 and (ii) the day after the date the Purchasers and all of their affiliates cease to be the Deemed Owners of any Restricted Securities, as those terms are defined in the Securities Purchase Agreement, such Purchasers may not acquire any Voting Securities if, following such acquisition, such Purchasers, together with their affiliates, would be the Deemed Owners of securities representing in the aggregate more than 40 per centum of the total combined voting power of all the Issuer's issued and

CUSIP NO.   449244 10 2                                       Page 30 of 55

outstanding securities. During such period, such Purchasers may not subject any Restricted Securities, as defined in the Securities Purchase Agreement, to any voting trust or voting agreement. Also during such period, such Purchasers may not solicit proxies or become participants in a solicitation in opposition to any recommendation of the Issuer's Board of Directors.

          The Reporting Persons reserve the right to acquire all additional Voting Securities permitted under the Securities Purchase Agreement.

          Representation on the Board of Directors.
          Pursuant to the terms of the Securities Purchase
Agreement, as amended by Amendment No. 1 and Amendment No.
2, during the period beginning December 20, 1990 and ending on the later of January 13, 1997, or the date on which all of the shares of Series 2D Preferred Stock shall have been redeemed, so long as the Purchasers, together with all Purchaser Affiliates, hold in the aggregate (i) shares of Series 2D Preferred Stock, and/or Exchange Notes or notes issued in exchange for shares of Series 2D Preferred Stock, representing in the aggregate at least 80 per centum of the aggregate liquidation preference and/or principal amount of all such securities outstanding or (ii) the Replacement
Tranche 2 Warrants, and/or shares of Common Stock acquired

CUSIP NO.   449244 10 2                                       Page 31 of 55

as a result of the exercise of such Warrants, representing in the aggregate (assuming the exercise of such Warrants) at least 80 per centum of the number of shares of the Issuer's Common Stock issued or issuable upon the exercise of such Warrants, the Issuer shall, at the Purchasers' request, use its best efforts to create one vacancy on the Issuer's Board of Directors (the "Board") and cause a designee of the Purchasers to be elected to such Board for an initial term and any subsequent term. At any time during which Purchasers have such right to designate a member of the Board, in lieu of exercising such right, the Purchasers may designate a non-voting observer to the Board.

          In the event the Issuer is in arrears with respect to any dividend payable on the Series 2D Preferred Stock for a period in excess of 100 days or fails to make a mandatory redemption, the holders of Series 2D Preferred Stock will have the exclusive right to elect two additional directors.

          Change in the Capitalization or Dividend Policy.
As a result of the repurchase by the Issuer of all of the outstanding shares of Series 2C Preferred Stock and all of the New Tranche 1 Warrants, the capital structure of the Issuer no longer includes any shares of Series 2C Preferred
Stock or any New Tranche 1 Warrants

          Plans and Proposals. Except as described above, none of the Reporting Persons nor, to the best knowledge of

CUSIP NO.   449244 10 2                                       Page 32 of 55

any of the Reporting Persons, any person listed on Schedule A who is not a Reporting Person has any plans or proposals which relate to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) any change in the present Board of Directors or management of the Issuer;

          (e)  any material change in the present
               capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP NO.   449244 10 2                                       Page 33 of 55


          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) any action similar to any of those enumerated in (a)-(i) above.

Item 5.   Interest in Securities of the Issuer.

          (a) FIMA beneficially owns directly the Replace-ment Tranche 2 Warrants to purchase in the aggregate 2,680,952 shares of Common Stock, subject to adjustment.
The exercise price of the Replacement Tranche 2 Warrants is $6.90 per share of Common Stock, subject to adjustment. See
Item 4. If FIMA were to exercise the Replacement Tranche 2 Warrants, it would beneficially own in the aggregate 2,680,952 shares of Common Stock. The 2,680,952 shares represent 11.37 per centum of 20,890,399 shares of

CUSIP NO.   449244 10 2                                       Page 34 of 55

outstanding Common Stock of the Issuer as of December 31, 1993. 1/

          IFINT-USA beneficially owns directly 200 shares of the Series 2D Preferred Stock. As discussed in Item 4, during such time as the Replacement Tranche 2 Warrants are still outstanding and held by the Initial Holder, the 200 shares of the Series 2D Preferred Stock are entitled to 2,380,952 votes, representing 10.23 per centum of the voting power of the outstanding shares of Common Stock of the Issuer as of December 31, 1993.

          IFINT through its control of FIMA, IFI through its deemed control (for purposes of the Act) of IFINT, GA through its deemed control (for purposes of the Act) of IFI, and Messrs. Giovanni Agnelli, Umberto Agnelli, Giovanni Nasi, Gianluigi Gabetti and Cesare Romiti through their deemed control (for purposes of the Act) of GA, beneficially own indirectly all the Replacement Tranche 2 Warrants owned directly by FIMA.

          PREASEPE through its control of IFINT-USA, IFINT through its control of PREASEPE, IFI through its deemed control (for purposes of the Act) of IFINT, GA through its
_____________________
1/ These percentage calculations are calculated in accord-ance with Rule 13d-1 of the Act and are based on infor-mation provided by the Issuer as of December 31, 1993. The calculations assume no other exercise of conversion of any other outstanding warrants, options or convert-ible securities of the Issuer.

CUSIP NO.   449244 10 2                                       Page 35 of 55

deemed control (for purposes of the Act) of IFI, and Messrs. Giovanni Agnelli, Umberto Agnelli, Giovanni Nasi, Gianluigi Gabetti and Cesare Romiti through their deemed control (for purposes of the Act) of GA, beneficially own indirectly all of the Series 2D Preferred Stock owned directly by IFINT-USA.

          To the best knowledge of the Reporting Persons, no person listed on Schedule A who is not a Reporting Person beneficially owns any Replacement Tranche 2 Warrants or any shares of Series 2D Preferred Stock or any shares of Common Stock.

          (b) All of the Reporting Persons, except IFINT-USA and PREASEPE, share the power to dispose or to direct the disposition of the Replacement Tranche 2 Warrants reported in (a) above as beneficially owned by the Reporting Persons and the power to vote or to direct the vote of the shares of Common Stock into which such warrants are exercisable.

          (c) Except with respect to the disposition of the New Tranche 1 Warrants and the Series 2C Preferred Stock, and the exchange of the Tranche 2 Warrants for the Replace-ment Tranche 2 Warrants reported in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any person listed on Schedule A

CUSIP NO.   449244 10 2                                       Page 36 of 55

who is not a Reporting Person has effected any transactions in any equity securities of the Issuer.

          (d) None of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any person listed on Schedule A who is not a Reporting Person has knowledge of any person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Series 2C Preferred
Stock, Series 2D Preferred Stock or Common Stock other than such persons who have previously filed a Schedule 13D with the Securities and Exchange Commission with respect to such stock and officers and employees benefit plans of the Issuer.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the
          Issuer

          Transfer Restrictions. Each Purchaser has agreed not to transfer any shares of Series 2D Preferred Stock, Replacement Tranche 2 Warrants, shares of Common Stock issued upon exercise of Replacement Tranche 2 Warrants, Exchange Notes, shares of Series XD Preferred Stock or Series YD Preferred Stock (collectively the "Restricted Securities"), except as permitted in the Securities Purchase Agreement. Prior to transferring any Restricted Securities,

CUSIP NO.   449244 10 2                                       Page 37 of 55

the Purchaser must offer to sell such Restricted Securities to the Issuer. The Issuer has the option to purchase all, but not less than all, such offered securities. In the event that the Issuer does not elect to purchase such offered securities, such Purchaser shall be free to transfer all or any portion of such offered securities at any time or from time to time for a period of 175 days, at a price or prices, in each case, not less than 80 per centum of the price offered to the Issuer (with respect to the Replacement Tranche 2 Warrants and shares of Common Stock) or 90 per centum of such price (with respect to other Restricted Securities).

          No Purchaser may not transfer any Restricted
Securities to any person whom such Purchaser reasonably believes to be a Foreign Person, as such term is defined in the Securities Purchase Agreement, unless such transfer would not materially adversely affect (i) the Issuer's or its subsidiaries' then current United States Government security clearances or (ii) the Issuer's or its subsidiaries' right to complete existing material contracts with the United States Government or to bid for new contracts.

          Registration Rights.  Pursuant to the Amended and
Restated Registration Rights Agreement, dated as of
January 13, 1992, between the Issuer and FIMA (the "Amended

CUSIP NO.   449244 10 2                                       Page 38 of 55

and Restated Registration Rights Agreement"), a copy of which is filed as Exhibit 26 to the Statement, the Purchaser or one or more Purchaser Affiliates has the right to require the Issuer to register under the Securities Act of 1933, as amended, all shares of Common Stock issued upon the exercise of the Replacement Tranche 2 Warrants. Holders of such shares may require the Issuer to register such shares on up to four occasions and to maintain the effectiveness of each such registration for up to nine months. Holders may not make more than one request for such registration in any one calendar year. In addition, holders have certain incidental registration rights in connection with registrations effected by the Issuer for other primary or secondary offerings of shares of Common Stock.

          In addition, pursuant to the terms of the Amended and Restated Registration Rights Agreement, FIMA has the right to require the Issuer to maintain at all times a shelf registration of 500,000 shares of Common Stock issuable upon exercise of the Replacement Tranche 2 Warrants until such time as the Purchasers no longer hold 50% of their original investment, provided that the Issuer has made arrangements to permit FIMA to exercise any outstanding Replacement Tranche 2 Warrants by delivering to the Issuer, in lieu of the cash exercise price of such warrants, securities of the Issuer. The summary contained herein of certain provisions of the Amended and Restated Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to Exhibit 26.

CUSIP NO.   449244 10 2                                       Page 39 of 55


          Acquisition of Additional Securities. See discussion in Item 4.

          Finder's Fees. No broker, finder, agent or similar intermediary acted on behalf of any Reporting Person or, to the best knowledge of any of the Reporting Persons, on behalf of any person listed on Schedule A who is not a Reporting Person, in connection with the transactions contemplated by the Securities Purchase Agreement, Amendment No. 1 and Amendment No. 2; and there are no brokerage commissions, finder's fees or similar fees or commissions payable in connection therewith based upon any agreement with any of the Reporting Persons or, to the best knowledge of any of the Reporting Persons, with any person listed on Schedule A who is not a Reporting Person.

          Put Right.  Pursuant to the Securities Purchase
Agreement, as amended, the Purchasers have the right (the
"Put Right") to require the Issuer to redeem and purchase
(i) all shares of Series 2D Preferred Stock, (ii) notes issued in exchange for such shares and (iii) shares of Series YD Preferred Stock (collectively, the "Put
Securities") held by the Purchasers or any one or more of

CUSIP NO.   449244 10 2                                       Page 40 of 55

its affiliates. The Put Right is exercisable if (i) the Department of Defense, the Department of Energy or the President of the United States makes a final determination on the grounds of national security that the Issuer, by reason of the Purchasers' ownership of Put Securities, should forfeit a security clearance on a material facility or a material government contract and (ii) such forfeiture will have a material adverse effect on the Issuer. The Put Right is not exercisable at any time any Purchaser or Purchaser Affiliate acquires voting stock of the Issuer in a market purchase, or a private purchase other than from the Issuer, and, immediately following such purchase, the Purchasers are the Deemed Owners (as defined in the Securities Purchase Agreement) of voting stock of the Issuer representing, in the aggregate, more than 20% of the total combined voting power of all shares of the Issuer's common stock. The Purchasers and the Issuer have agreed to cooperate to facilitate compliance by the Issuer with governmental regulations relating to foreign ownership, control or influence. (The Departments of Defense and Energy have the authority to require arrangements to insulate the performance of classified contracts by subsidiaries of the Issuer from control by the Issuer's management or the Board, in order to avoid the exercise of

CUSIP NO.   449244 10 2                                       Page 41 of 55

influence by foreign interests (including the Purchasers) over the performance of such contracts.)

Item 7.  Material to be Filed as Exhibits.

        * Exhibit 1 -    Joint Acquisition Statement
                         Pursuant to Rule 13d-1(f)

        * Exhibit 2 -    Note, dated December 21, 1990, in
                         the amount of $24,600,000 payable
                         by IFINT-USA Inc. to UNIFIN B.V.

        * Exhibit 3 -    Securities Purchase agreement,
                         dated as of December 20, 1990, by
                         and among the Issuer, FIMA and
                         IFINT-USA

        * Exhibit 4 -    Tranche 1 Warrant Certificate

        * Exhibit 5 -    Registration Rights Agreement,
                         dated as of December 20, 1990,
                         between the Issuer and FIMA

        * Exhibit 6 -    Certificate of Designations of
                         Series 2A Senior Preferred Stock,
                         as corrected and restated on
                         January 9, 1991

        * Exhibit 7 -    Anti-Dilution Provisions

        * Exhibit 8 -    Power of Attorney for FIMA Finance
                         Management Inc.

        * Exhibit 9 -    Power of Attorney for IFINT-USA
                         Inc.

        * Exhibit 10 -   Power of Attorney for Mirovoy
                         Global Parts B.V.

        * Exhibit 11 -   Power of Attorney for IFINT (NA)
                         N.V.

        * Exhibit 12 -   Power of Attorney for IFINT Societe
                         Anonyme

        * Exhibit 13 -   Power of Attorney for Istituto
                         Finanziario Industriale S.p.A.

CUSIP NO.   449244 10 2                                       Page 42 of 55


        * Exhibit 14 -   Power of Attorney for Giovanni
                         Agnelli & C.S.a.a.

        * Exhibit 15 -   Power of Attorney for Giovanni
                         Agnelli

        * Exhibit 16 -   Power of Attorney for Umberto
                         Agnelli

        * Exhibit 17 -   Power of Attorney for Giovanni
                         Nasi

        * Exhibit 18 -   Power of Attorney for Gianluigi
                         Gabetti

        * Exhibit 19 -   Power of Attorney for Cesare
                         Romiti

       ** Exhibit 20 -   Note, dated January 13, 1992, in
                         the amount of $19,700,000 payable
                         by IFINT-USA to UNIFIN B.V.

       ** Exhibit 21 -   Amendment No. 1 to Securities
                         Purchase Agreement, dated as of
                         January 13, 1993, among the Issuer,
                         FIMA and IFINT-USA

       ** Exhibit 22 -   Certificate of Designations of
                         Series 2D Senior Preferred Stock,
                         as filed on January 13, 1992

       ** Exhibit 23 -   New Tranche 1 Warrant Certificate

       ** Exhibit 24 -   Tranche 2 Warrant Certificate

       ** Exhibit 25 -   Certificate of Designations of
                         Series 2D Senior Preferred Stock,
                         as filed on January 13, 1992

       ** Exhibit 26 -   Amended and Restated Registration
                         Rights Agreement, dated as of
                         January 13, 1992, between the
                         Issuer and FIMA

      *** Exhibit 27 -   Amendment No. 2 to Securities
                         Purchase Agreement, dated
                         October 27, 1993.

CUSIP NO.   449244 10 2                                       Page 43 of 55


     **** Exhibit 28 -   Replacement Tranche 2 Warrant
                         Certificate.

    ***** Exhibit 29 -   Power of Attorney for Preasepe IV B.V.


_________________________
*      -    Filed with the Original Statement

**     -    Filed with the First Amended Statement

***    -    Incorporated by reference to Exhibit 4(g)(2) to
            Amendment No. 2 to Registration Statement on Form
            S-1 of ICF Kaiser International, Inc.
            (Registration No. 33-70986) filed with the Commission on December 23, 1993.

****   -    Incorporated by reference to Exhibit 4(f) to
            Quarterly Report on Form 10-Q of ICF Kaiser
            International, Inc. for the Fiscal Quarter ended
            November 30, 1993, (Registrant No. 1-12248) filed with the Commission on January 14, 1994.

*****  -    Filed herewith

CUSIP NO.   449244 10 2                                       Page 44 of 55

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                              FIMA FINANCE MANAGEMENT INC.



January 14, 1994              By:  /s/ John E. Lange
     Date                          Name:   John E. Lange
                                   Title:  Attorney-in-Fact


Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                              IFINT-USA INC.



January 14, 1994              By:  /s/ John E. Lange
     Date                          Name:   John E. Lange
                                   Title:  Attorney-in-Fact

CUSIP NO.   449244 10 2                                       Page 45 of 55

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                              PREASEPE IV B.V.



January 14, 1994              By:  /s/ John E. Lange
     Date                          Name:   John E. Lange
                                   Title:  Attorney-in-Fact


Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                              IFINT Societe Anonyme



January 14, 1994              By:  /s/ John E. Lange
     Date                          Name:   John E. Lange
                                   Title:  Attorney-in-Fact


Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                              Instituto Finanziario
                              Industriale S.p.A.



January 14, 1994              By:  /s/ John E. Lange
     Date                          Name:   John E. Lange
                                   Title:  Attorney-in-Fact

CUSIP NO.   449244 10 2                                       Page 46 of 55

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                              Giovanni Agnelli & C. S.a.a.



January 14, 1994              By:  /s/ John E. Lange
     Date                          Name:   John E. Lange
                                   Title:  Attorney-in-Fact


Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


January 14, 1994              By:  /s/ John E. Lange
     Date                          Giovanni Agnelli, by
                                   John E. Lange,
                                   Attorney-in-Fact


Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


January 14, 1994              By:  /s/ John E. Lange
     Date                          Umberto Agnelli, by
                                   John E. Lange,
                                   Attorney-in-Fact

CUSIP NO.   449244 10 2                                       Page 47 of 55

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


January 14, 1994              By:  /s/ John E. Lange
     Date                          Giovanni Nasi, by
                                   John E. Lange,
                                   Attorney-in-Fact


Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


January 14, 1994              By:  /s/ John E. Lange
     Date                          Gianluigi Gabetti, by
                                   John E. Lange,
                                   Attorney-in-Fact


Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


January 14, 1994              By:  /s/ John E. Lange
                                   Cesare Romiti, by
                                   John E. Lange,
                                   Attorney-in-Fact

CUSIP NO. 449244 10 2                             Page 48 of 55 Pages


                                                        Schedule A

                                                                   Position Held with
                                                                   GA, IFI, IFINT,
                                                                   PREASEPE,                  Present Principal
Name                      Citizenship     Business Address         IFINT-USA and/or FIMA      Business Activity
- ----                      -----------     ----------------         --------------------       -----------------
Giovanni Agnelli          Italy           Corso Marconi 10         General Partner and        Chairman of FIAT
                                          10125 Torino, Italy      Chairman of GA,            S.p.A., an Italian
                                                                   Chairmn of IFI,            corporation, which owns
                                                                   Chairman and Director      and controls companies
                                                                   of IFINT                   throughout the world
                                                                                              which are engaged in a
                                                                                              wide variety of
                                                                                              businesses. The core
                                                                                              business of FIAT is the
                                                                                              manufacturing of auto-
                                                                                              mobiles.

Umberto Agnelli           Italy           Via Carlo                General Partner of GA,     Deputy Chairman and
                                          Marenco, 25              Deputy Chairman and        Managing Director of
                                          10126 Torino, Italy      Managing Director of       IFI
                                                                   IFI

Giovanni Nasi             Italy           Via Carlo                General Partner and       Deputy Chairman of IFI
                                          Marenco, 25              Deputy Chairman of GA,
                                          10126 Torino, Italy      Deputy Chairman and
                                                                   Director of IFI

CUSIP NO. 449244 10 2                                   Page 49 of 55 Pages

                                                                   Position Held with
                                                                   GA, IFI, IFINT,
                                                                   PREASEPE,                  Present Principal
Name                      Citizenship     Business Address         IFINT-USA and/or FIMA      Business Activity
- ----                      -----------     ----------------         ---------------------      -----------------
Gianluigi Gabetti         Italy           Via Carlo                General Partner of GA,     Director of IFI
                                          Marenco, 25              Director of IFI,
                                          10126 Torino, Italy      Director, Deputy
                                                                   Chairman and Managing
                                                                   Director of IFINT,
                                                                   Chairman of the Board
                                                                   of Management of IFINT,
                                                                   Director of IFINT-USA

Cesare Romiti             Italy           Corso Marconi, 10        General Partner of GA      Manging Director of
                                          10125 Torino, Italy                                 FIAT S.p.A.

PIO Teodorani-Fabbri      Italy           Via Carlo                Director of IFI            Director of IFI
                                          Marenco, 25
                                          10126 Torino, Italy

Franzo Grande Stevens     Italy           Via del Carmine 2        Secretary of the Board     Civil Lawyer
                                          10122 Torino, Italy      of General Partners of
                                                                   GA, Searetary of the
                                                                   Board of IFI

Michel David-Weill        France          One Rockefeller Plaza    Director of IFINT          Senior Partner of
                                          New York, NY 10020                                  Lazard Freres & Co., a
                                                                                              privately held holding
                                                                                              company with the
                                                                                              following investment
                                                                                              banking operations as
                                                                                              its primary assets:
                                                                                              Lazard Freres & Co.
                                                                                              (NY), Lazard Freres Cie
                                                                                              (Paris), Lazard Freres
                                                                                              Brothers (London)

Jacques Loesch            Luxebourg       8, Rue Zithe              Director of IFINT         Senior Partner, Loesch
                                          L-1011 Luxembourg                                   & Wolter (counsel to
                                                                                              IFINT)

CUSIP NO. 449244 10 2                                    Page 50 of 55 Pages


                                                                   Position Held with
                                                                   GA, IFI, IFINT,
                                                                   PREASEPE,                  Present Principal
Name                      Citizenship     Business Address         IFINT-USA and/or FIMA      Business Activity
- ----                      -----------     ----------------         ---------------------      -----------------
Henry C. M. Bodmer        Switzerland     30 Bahnhofstrasse        Director of IFINT          Chairman and Managing
                                          Zurich                                              Director of Abegg
                                                                                              Holding A.G., a private
                                                                                              family investment
                                                                                              holding company, with
                                                                                              investments in the
                                                                                              areas of banking, real
                                                                                              estate, wire, cable and
                                                                                              plastic material

Hans-Ulrich Doerig        Switzerland     c/o Credit Suisse        Director of IFINT          Member of the Executive
                                          CH-8021 Zurich                                      Board of Credit Suisse,
                                                                                              Zurich, a leading Swiss
                                                                                              commercial bank

Richard Allen Voell       United States   1230 Avenue of the       Director of IFINT          CEO and President of
                                          Americas                                            The Rockefeller Group
                                          New York, NY 10020                                  Inc., a leading
                                                                                              privately held U.S.
                                                                                              firm with investments
                                                                                              in real estate, real
                                                                                              estate services,
                                                                                              telecommunications and
                                                                                              entertainment

Corinne Mentzelopoulos    France          19 Avenue Montaigne      Director of IFINT          Managing Director of
                                          Paris 75008, France                                 Chateau Margaux, a
                                                                                              vineyard

Fayez Shalaby Sarofim     Egypt           2 Houston Center         Director of IFINT          President and Chairman
                                          Suite 2907                                          of Fayez Sarofim & Co.,
                                          Houston, TX 77010                                   a privately owned
                                                                                              investment management
                                                                                              firm

CUSIP NO. 449244 10 2                                     Page 51 of 55 Pages

                                                                   Position Held with
                                                                   GA, IFI, IFINT,
                                                                   PREASEPE,                  Present Principal
Name                      Citizenship     Business Address         IFINT-USA and/or FIMA      Business Activity
- ----                      -----------     ----------------         ---------------------      -----------------
Walter Tenz               Switzerland     Voltastrasse 61          Secretary of the Board     Managing Director SADCO
                                          CH-8044 Zurich           of IFINT, member of the    S.A., an affiliate of
                                          Switzerland              Board of Management of     IFINT
                                                                   IFINT, Director of
                                                                   PREASEPE, Director and
                                                                   President of FIMA

Tiberto Brandolini        Italy           19 Avenue Montaigne      Director and Vice          Managing Director of
                                          Paris 75008, France      Chairman of the Board      Exor S.A., an
                                                                   of Management of IFINT     investment holding
                                                                                              company

Andre Ardoin              France          13 Avenue de L'Opera     Director of IFINT          Member of the board of
                                          Paris 75001, France                                 the Aga Khan Fund for
                                                                                              Economic Development

Gaston Thorn              Luxenbourg      69 Route d'Esch          Director of IFINT          Chairman of the Board
                                          Luxembourg 2953                                     of Directors, Banque
                                                                                              Internationale a
                                                                                              Luxembourg, a leading
                                                                                              Luxembourg commercial
                                                                                              bank

Jacques Vincent           France          19 Avenue Montaigne      Director of IFINT          Chairman of the
                                          Paris 75008, France                                 Supervisory Board of
                                                                                              L'Lione Finance S.A., a
                                                                                              financial holding
                                                                                              company
Jan C. Schultsz           The             'Atrium,' 7th Floor      Director of PREASEPE       Attorney
                          Netherlands     Strawinskylaan 3115
                                          NL-1077 ZX Amsterdam

Galeazzo Scarampi del     Italy           3 Exchange Square        Vice-President of          President of IFINT-USA
Cairo                                     Suite 304-306            IFINT-USA, member of       Asia Representative
                                          Hong Kong                the Board of Managenmt     office
                                                                   of IFINT


CUSIP NO. 449244 10 2                                    Page 52 of 55 Pages

                                                                   Position Held with
                                                                   GA, IFI, IFINT,
                                                                   PREASEPE,                  Present Principal
Name                      Citizenship     Business Address         IFINT-USA and/or FIMA      Business Activity
- ----                      -----------     ----------------         ------------------------   -----------------
Gian Andrea Botta         Italy           IFINT-USA Inc.           Director and President     President of IFINT-USA
                                          375 Park Avenue          of IFINT-USA, member of
                                          New York, NY 10152       the Board of Management
                                                                   of IFINT

Nicolaas Peter Ruys       United States   IFINT-USA Inc.           Director and Secretary     Secretary and Treasurer
                                          375 Park Avenue          and Treasurer of IFINT-    of IFINT-USA
                                          New York, NY 10152       USA, Director of
                                                                   PREASEPE, Director of
                                                                   FIMA, Chief Financial
                                                                   Officer and member of
                                                                   the Board of Management
                                                                   of IFINT

Greg S. Feldman           United States   IFINT-USA Inc.           Vice-President of          Vice-President of
                                          375 Park Avenue          IFINT-USA                  IFINT-USA
                                          New York, NY 10152

Siegfried Maron           Switzerland     Voltastrasse 61          Vice-President and         Vice-President of SADCO
                                          CH-8044 Zurich           Treasurer of FIMA          S.A., an affiliate of
                                          Switzerland                                         IFINT

Tortola Corporation       British         Wickhams Cay             Director of FIMA           A service and
Company Limited           Virgin          Road Town                                           management company
                          Islands         Tortola, British                                    affiliated with the
                                          Virgin Islands                                      CITCO Group

B.V.I. Corporation        British         Wickhams Cay             Secretary of FIMA          A service and
Company Limited           Virgin          Road Town                                           managenmt
                          Islands         Tortola, British                                    affiliated with the
                                          Virgin Islands                                      CITCO Group

